BAKER & DANIELS LLP
600 East 96th Street, Suite 600
Indianapolis, Indiana 46240
Tel 317.569.9600     Fax 317.569.4800
www.bakerdaniels.com
October 1, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
On behalf of Bell Industries, Inc. (the “Company”), enclosed for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission, pursuant to Rule 14a-6(a), are preliminary copies of the Proxy, Notice of Annual Meeting and Proxy Statement proposed to be used by the Company in connection with the solicitation of proxies for the Annual Meeting of Shareholders of the Company. This is also a going private transaction and the Company is simultaneously filing a transaction statement on Schedule 13E-3.
It would be most helpful if we could be advised by Monday, October 11, 2010 whether or not the Proxy Statement will be reviewed. We will assume that no staff review has been undertaken with respect to these proxy materials and will order final printing to be done commencing on Tuesday, October 12, 2010 if we are not contacted by your staff prior to such time.
If we may be of assistance in answering questions which may arise in connection with the preliminary Proxy Statement, please call the undersigned at (317) 569-4881.

Very truly yours,
/s/ Janelle Blankenship

Janelle Blankenship